UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8858

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Financial Statements and

Report of Independent

Registered Public Accounting Firm

Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2015 and 2014

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Members of the Unitil Corporation 401(k) Plan Committee and the Plan Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 8, 2016

Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2015	2014
Investments at Fair Value	$59,099,349	$56,262,787
Investments at Contract Value	9,574,674	9,892,986
Notes Receivable from Participants	1,742,156	1,625,154

Net Assets Available for Benefits	$70,416,179	$67,780,927

(The accompanying notes are an integral part of these financial statements.)

Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2015
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(3,623,596)
Interest and dividends	3,885,195

Total investment income	261,599
Interest on notes receivable from participants	73,979
Contributions:
Participant	3,421,458
Employer	2,122,418
Participant rollovers	345,917

Total contributions	5,889,793

Total additions	6,225,371
Deductions from net assets attributed to:
Benefits paid to participants	(1,760,221)
Rollover distributions	(1,739,704)
Administrative fees	(90,194)

Total deductions	(3,590,119)

Net increase	2,635,252
Net assets available for benefits:
Beginning of year	67,780,927

End of year	$70,416,179

(The accompanying notes are an integral part of these financial statements.)

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF PLAN

The following description of the Unitil Corporation (“Unitil” or the “Company”) Tax Deferred Savings and Investment Plan (“Plan” or “401(k) Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and its wholly-owned subsidiaries Unitil Service Corp., Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. (“Northern Utilities”), Granite State Gas Transmission, Inc. (“Granite State”) and Usource L.L.C. (“Usource”) (collectively, the “subsidiaries”), who satisfy the eligibility requirements. The Company has engaged New York Life Trust Company (“New York Life” or “Trustee”) as the trustee of the Plan. Effective April 14, 2015, John Hancock Retirement Plan Services LLC (“JHRPS”) acquired the New York Life Retirement Plan Services unit of New York Life Investment Management, LLC (“NYLIM”). New York Life remained the trustee of the plan until September 1, 2015, at which time the plan sponsor appointed John Hancock Trust Company LLC (“John Hancock”) as the trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

The Plan’s effective date is July 1, 1985. The Plan was amended and restated effective January 1, 2015 to comply with current federal regulations and to incorporate all previous amendments.

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1,000 hours of credited service, as defined by the Plan Document.

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan Document or as limited by the Code, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) base pay, as defined by the Plan Document, or (2) total pay including bonuses, commissions, incentive, overtime and all other forms of premium pay.

Employees of Northern Utilities who are members of the United Steelworkers (“USW”) Local 12012-6 who elected to remain in the existing pension plan, may contribute from 1% to 75% of their compensation, as defined by the Plan Document or as limited by the Code, on a pre-tax and/or after-tax basis. As of January 1, 2015, these employees may contribute from 1% to 85% of their compensation, as defined by the Plan Document, which, as noted above, was amended and restated as of January 1, 2015.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Participants who are age 50 or will turn age 50 by the end of the Plan year (December 31) may be eligible to make “catch-up” contributions, as defined by the Plan Document and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans.

New employees are automatically enrolled in the 401(k) Plan following the completion of 1,000 hours of service, with the automatic employee contribution rate of 3%. This contribution rate will automatically increase by 1% on January 1st of each year until the employee’s contribution is 10% of pay. Employees may elect to opt-out of the automatic enrollment and/or automatic increase features provided by the enhanced Plan benefits.

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first three (3%) percent of their eligible compensation, as defined by the Plan Document, except as noted below. Overtime pay, commissions and other forms of premium pay are not included in the definition of compensation eligible for matching purposes.

For non-union employees who are hired on or after January 1, 2010, and for non-union employees who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides enhanced Plan benefits including the Company contributing 4% of eligible compensation, as defined by the Plan, each year, regardless of whether or not the non-union employee elects to contribute to the 401(k) Plan. The Company also matches 100% of an employee’s elective deferrals up to 6% of compensation.

Effective June 1, 2014, for employees of Northern Utilities who are members of USW Local 12012-6, the Company match increased from 50% of an employee’s contributions up to 5%, to 100% of the first 3% of their contributions, as defined by the Plan Document. For those USW Local 12012-6 members who are hired on or after January 1, 2011, and for USW Local 12012-6 members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides for enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

For those Utility Workers Union of America (“UWUA”) Local 341 members who are hired on or after April 1, 2012 the Plan provides enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

For those International Brotherhood of Electrical Workers (“IBEW”) members who are hired on or after June 1, 2012, and for IBEW members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

For those UWUA - Local B340 members who are hired on or after June 1, 2013, the Plan provides enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. Each participant’s account is charged for the investment management fees charged by each mutual fund. Investment management fees are netted against the earnings of each fund through each fund’s expense ratio. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan Document, except as noted below. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability, death or retirement, the participant will be entitled to the full amount of contributions they have deposited, plus a percentage of their account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A participant will become 100% vested in his or her account as a result of disability, death or retirement.

Employees who are receiving the enhanced Plan benefits and employees of Northern Utilities and Granite State who are members of UWUA Local 341 or USW Local 12012-6 are always 100% vested in all employee and employer contributions.

Notes Receivable from Participants

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding twelve month period, or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

(1%). Principal and interest is paid ratably through payroll deductions. As of December 31, 2015, there are 220 loans to participants, maturing from 2016 to 2030 with interest rates ranging between 4.25% and 9.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance, or annual installments over a fixed number of calendar quarters or years. In-service distributions and hardship withdrawals are available to participants in accordance with the provisions of the Plan. Payments are generally received in cash. Participants may elect to receive in-kind distributions of employer securities.

In-Kind Distributions

One of the Plan’s investment options is the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). When receiving payment of benefits, a participant invested in the Unitil Corporation Stock Fund may elect to receive whole shares of stock (i.e. in-kind distributions), with any fractional shares, and the cash and cash equivalent portions of the underlying stock account, being distributed in cash. In 2015, the Plan had In-Kind distributions of $6,328 which are included in Benefits Paid to Participants on the Statement of Changes in Net Assets Available for Benefits.

Forfeitures

A participant who terminates his or her employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions and pay Plan administrative expenses. There was $318 of forfeitures used to reduce Company contributions in 2015. There were less than $1 and $1 of unallocated forfeited amounts available to reduce future Company contributions at December 31, 2015 and 2014, respectively.

Investment Options

The Plan offers thirty investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the Plan are participant-directed.

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Stock Fund (“Stock Fund”) is set up to hold common shares for the participants of the Plan and maintains liquidity in cash and cash equivalents to facilitate the timely settlement of participant transactions. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. At both December 31, 2015 and 2014, the Stock Fund had approximately 3% in cash and cash equivalents and 97% in Company stock.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Subsequent Events

The Plan has evaluated all events or transactions through the date of this filing. During this period, there were no material subsequent events, other than disclosed in Note A to the financial statements, which impacted the Plan’s financial statements.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the New York Life Stable Value Fund are valued at contract value, based on information provided by the trustee. (See Note F). The Unitil Corporation Stock Fund is stated at fair value as determined by quoted market prices of both Unitil common stock and cash equivalents held in the fund.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Expenses

Certain Plan expenses are paid by the Company as provided in the Administration Agreement between the Company and JHRPS. Other Plan expenses are paid by the participants through the investment management fees charged by each mutual fund. Investment management fees are netted against the earnings of each fund through each fund’s expense ratio. A portion of the expense ratio is paid to JHRPS to cover Plan administration expenses. If the Plan’s share of those fees exceeds the amount that is required by JHRPS to perform its obligations as recordkeeper, the excess fees are returned to the Plan and are available to pay future Plan expenses. If the excess fees are not used for additional Plan expenses by the end of the quarter following the calendar year that they were generated, JHRPS is directed by Unitil to reallocate the excess fees back to participant accounts on a pro rata basis.

Recently Issued Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12 which provides authoritative guidance to reduce complexities in employee benefit plan accounting, specifically with respect to fully benefit-responsive investment contracts, plan investment disclosures and measurement dates for practical expedients. The guidance is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The guidance is required to be applied retrospectively to all periods presented. The Plan has adopted this new guidance and the related presentation and disclosure requirements are reflected in the Plan’s Financial Statements.

In May 2015, the FASB issued ASU 2015-07 which provides authoritative guidance removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Investments measured at net asset value per share using the practical expedient will be presented as a reconciling item between the fair value hierarchy disclosure and the investment line item on the statements of financial position. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The guidance is required to be applied retrospectively to all periods presented. The Plan has adopted this new guidance and the related presentation and disclosure requirements are reflected in the Plan’s Financial Statements.

NOTE C - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan Document.

NOTE E - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 15, 2009 that the Plan, including amendments made through January 1, 2009, and related trust are designed in accordance with applicable sections of the Code.

Although the Plan has been amended subsequent to January 1, 2009, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE F - NEW YORK LIFE STABLE VALUE FUND

The investment in the Stable Value Fund is a contractual account with New York Life. New York Life maintains the Plan’s contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note B, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. As such, the Statements of Net Assets Available for Benefits presents the New York Life Stable Value Fund at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

NOTE G - FAIR VALUE OF PLAN ASSETS

The Plan follows the guidance set forth by the FASB for reporting fair value of Plan investments. The FASB guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 –	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 –	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Registered Investment Companies

These securities, consisting of mutual funds, are valued based on quoted prices from the market. These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Unitil Corporation Stock Fund

This fund includes publicly traded common stock of Unitil Corporation valued at quoted prices available on the New York Stock Exchange (categorized as Level 1) as well as cash and cash equivalents held in the PIMCO Money Market Fund. The PIMCO Money Market Fund is categorized as Level 1 as it is actively traded and no valuation adjustments have been applied.

Assets measured at fair value on a recurring basis as of December 31, 2015 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Registered Investment Companies	$49,293,094	$49,293,094	$—	$—
Common Stock Fund	9,806,255	9,806,255	—	—

Total Investments at Fair Value	$59,099,349	$59,099,349	$—	$—

Assets measured at fair value on a recurring basis as of December 31, 2014 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Registered Investment Companies	$46,543,594	$46,543,594	$—	$—
Common Stock Fund	9,719,193	9,719,193	—	—

Total Investments at Fair Value	$56,262,787	$56,262,787	$—	$—

Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE H - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments such as shares of registered investment companies in the Mainstay fund family and the New York Life Stable Value Fund are managed by affiliates of New York Life Trust Company, which was the trustee of the Plan until September 1, 2015 (See Note A), and therefore, these transactions qualify as party-in-interest transactions as that term is defined in Section 3(14) of ERISA. Also included in the Plan’s assets are common shares of Unitil Corporation, the Plan’s sponsor, and notes receivable from participants. These transactions also qualify as party-in-interest transactions. As of December 31, 2015, there were 253,837 common shares of Unitil Corporation, a gross value of $9,466,472, included in the Plan’s assets.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

As of December 31,	2015	2014
Net assets available for benefits per the financial statements	$70,416,179	$67,780,927
Adjustment from contract value to fair value for interest in fully benefit-responsive contract	—	55,401

Net assets available for benefits per the Form 5500	$70,416,179	$67,836,328

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

For the Year Ended December 31,	2015
Net increase in net assets available for benefits per the financial statements	$2,635,252
Change in the adjustment from contract value to fair value for interest in fully benefit-responsive contract	(55,401)

Net increase in net assets available for benefits per the Form 5500	$2,579,851

SUPPLEMENTAL INFORMATION

Unitil Corporation Tax Deferred Savings and Investment Plan

Employer Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(a) (b)	(c)	(d)	(e)
	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
Identity of Insurer, Borrower, Lessor or Similar Party	Type of Investment	Cost	Current Value

Investments at Fair Value:
Growth Fund of America	Registered Investment Company	**	$11,253,612
Invesco Growth and Income Fund	”	**	4,041,900
American Balanced Fund	”	**	5,088,864
* MainStay S&P 500 Index Fund	”	**	4,182,070
American Euro Pacific Growth Fund	”	**	2,544,182
PIMCO Real Return Fund Admin	”	**	1,807,822
Dodge & Cox Income Fund	”	**	2,902,640
Jennison Small Company Fund Z	”	**	2,297,375
JP Morgan Mid Cap Value Fund	”	**	2,492,315
* Mainstay High Yield Corporate Bond Fund	”	**	1,564,589
Fidelity Advisor Mid Cap II (Inst)	”	**	1,122,782
Delaware Small Value Fund A	”	**	1,133,223
BlackRock LifePath Retirement Fund	”	**	405,179
BlackRock LifePath 2020 Fund	”	**	1,331,249
BlackRock LifePath 2025 Fund	”	**	761,303
BlackRock LifePath 2030 Fund	”	**	1,156,099
BlackRock LifePath 2035 Fund	”	**	152,774
BlackRock LifePath 2040 Fund	”	**	624,486
BlackRock LifePath 2045 Fund	”	**	100,735
BlackRock LifePath 2050 Fund	”	**	195,017
BlackRock LifePath 2055 Fund	”	**	66,506
Loomis Sayles Core Plus Bond Fund A	”	**	856,295
Dreyfus Appreciation Fund	”	**	742,948
Oppenheimer Developing Markets Fund A	”	**	531,971
MFS International Value Fund A	”	**	602,478
Cohen & Steers Institutional Realty Shares	”	**	1,032,997
Columbia Acorn International Fund Z	”	**	301,683
PIMCO Money Market Fund Admin.	”	**	339,783
* Unitil Corporation Common Stock	Common Stock	**	9,466,472

Total Investments at Fair Value			59,099,349
Investments at Contract Value:
* New York Life Stable Value Fund	Pooled Separate Account - 2.09%	**	9,574,674

Total Investments on Financial Statements			68,674,023
* Notes Receivable from Participants	Participant Loans - 4.25% - 9.25%	n/a	1,742,156

Total			$70,416,179

*	Represents a party-in-interest to the Plan
**	Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 8, 2016	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer